Exhibit 21.1

SUBSIDIARIES

Oramed Ltd. – Incorporated in the State of Israel

OraTech Pharmaceuticals, Inc. – Incorporated in State of Nevada (100% owned by Oramed Pharmaceuticals Inc.)

Oravax Medical Inc. – Incorporated in the State of Delaware (63% owned by Oramed Pharmaceuticals Inc.)

RoyaltyVest, LTD. - Incorporated in the British Virgin Islands (50% owned by Oramed Pharmaceuticals Inc.)

Oratech pharmaceuticals ltd - Incorporated Israel (100% owned by Oramed Pharmaceuticals Inc.)